FORM 4


                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number:                   |
    obligations may continue.  See           | Expires:                      |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response.......     |
                                             _________________________________



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   KRAUS              HARRY
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   (Last)            (First)            (Middle)

   1517 S.W. SUNSET BLVD.
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                     (Street)

   PORTLAND              OR              97201
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   VALESC INC. (NOT TRADING)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Day/Year

   September 20, 2002

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   PRESIDENT OF SUBSIDIARY
   --------------------------------------------------

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7. Individual or Joint/Group Filing
   (Check applicable line)

   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person

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

                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                     5. Amount of     6. Owner-
                                                                                        Securities       ship
                      2. Trans-   2A.                  4. Securities Acquired (A)       Beneficially     Form:
                         action   Deemed                  or Disposed of (D)            Owned Follow-    Direct     7. Nature of
                         Date     Execu-  3. Trans-       (Instr. 3, 4 and 5)           ing Reported     (D) or        Indirect
1. Title of Security     (mm/     tion       action    --------------------------       Transactions     Indirect      Beneficial
   (Instr. 3)            dd/      Date,      Code      Amount    (A) or     Price       (Instr.          (I)           Ownership
                         yy)      if any    (Instr. 8)           (D)                    3 and 4)         (Instr. 4)    (Instr. 4)
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
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Common Stock          09/18/02            P            62,508     A         $.50(1)   207,140           D
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Common Stock          09/18/02            P            25,000     A         $.01(1)   232,140           D
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Common Stock          09/18/02            P            25,000     A         $.33(1)   257,140           D
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

                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.        2.        3.    3A.       4.       5.             6.               7.          8.        9.         10.       11.
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                                                                            Title and              Number of   Ownership
                                             Number of     Date Exer-       Amount of              Derivatve   Form of
                                             Derivative    cisable and      Underlying             Securities  Deriv-
                                             Securities    Expiration       Securities     Price   Benefi-     ative
            Conver-                          Acquired (A)  Date (Month/     (Instr. 3      of      cially      Security:
            sion or   Trans-                 or Disposed    Day/Year)        and 4)        Deriv-  Owned       Direct
            Exercise  action  Deemed Trans-  of (D)        --------------  --------------  ative   Following   (D) or    Nature of
Title of    Price of  Date    Execu- action  (Instr. 3,    Date                    Amount  Secur-  Reported    Indirect  Indirect
Derivative  Deriv-    (Month/ tion   Code     4 and 5)     Exer-    Expir-         or Num- ity     Tran-       (I)       Beneficial
Security    ative      Day/   Date,  (Instr. ----------    cis-     ation          ber of  (Instr. saction     (Instr.   Ownership
(Instr. 3)  Security   Year)  if any 8)      (A)   (D)     able     Date   Title   Shares   5)     (Instr. 4)   4)       (Instr. 4)
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
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Warrants to  $.01    09/18/02        M(1)        25,000    7/26/01  2/1/03  Common  25,000  -      25,000       D          -
purchase                                         Warrants                   Stock
Common
Stock
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Warrants to  $.33    09/18/02        M(1)        25,000    10/3/01  10/3/03 Common  25,000  -         0         -          -
purchase                                         Warrants                   Stock
Common
Stock
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

Explanation of Responses:

(1) On September 18, 2002, Harry Kraus used an aggregate of $39,754.25 of principal and accrued interest on two loans to the Company (i) to exercise warrants to purchase 25,000 shares of the Company's Common Stock, par value $.0001 per share (the "Common Stock") at an exercise price of $.01 per share, for an aggregate purchase price of $250, (ii) to exercise warrants to purchase 25,000 shares of the Company's Common Stock at an exercise price of $.33 per share, for an aggregate purchase price of $8,250, and
    (iii) to purchase 62,508 shares of Common Stock at $.50 per share, for an aggregate purchase price of $31,254.25.


              /s/ HARRY KRAUS                                9/20/02
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date
              Name: Harry Kraus
              Title: President of OJI Surgical, Inc.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.